File No. 82-3357



Annex A to Letter to the SEC dated 30 September 2003 of Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document | Check if Enclosed

Title: _____ Annual Report, Audited Accounts and Auditors' Report
Date: as of ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Half Yearly Report and Preliminary Announcement
Date: as of 30 June 2003
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Change in Registered Office
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

-end-

dlw 10/27



SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability)

2003 Interim Results Announcement

GROUP RESULTS

The Group's unaudited profit attributable to shareholders for the six months ended 30 June 2003 amounted to HK$119.8 million, a decrease of 57% as compared with the profit of HK$278.4 million for the corresponding period last year. Earnings per share were 6.2 HK cents (2002: 16.0 HK cents).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 1.5 HK cents per share (2002: 3.5 HK cents) in respect of the six months ended 30 June 2003, payable on 17 October 2003 to shareholders on record as at 10 October 2003.

The Register of Members will be closed from 8 October to 10 October 2003, both dates inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 7 October 2003.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2003

	Note	(Unaudited) 2003 HK$million	(Unaudited and restated) 2002 HK$million
Turnover	2	**2,579.2**	3,523.8
Other revenues		**38.5**	31.5
Other income		**11.9**	10.1
		2,629.6	3,565.4
Cost of properties sold		**(1,777.7)**	(2,432.1)
Other operating costs		**(797.3)**	(733.1)
Operating profit	2, 3	**54.6**	400.2
Finance costs	4	**(26.2)**	(47.7)
Net investment gain	5	**29.7**	77.8
Share of results of associates		**14.2**	4.7
Share of results of jointly controlled entities		**(1.9)**	(12.0)
Profit before taxation		**70.4**	423.0
Taxation	6	**(18.5)**	(21.0)
Profit after taxation		**51.9**	402.0
Minority interests		**67.9**	(123.6)
Profit attributable to shareholders		**119.8**	278.4
Interim dividend		**29.1**	68.0
Earnings per share (HK cents)	7		
- basic		**6.2**	16.0
- diluted		**6.1**	15.6
Interim dividend per share (HK cents)		**1.5**	3.5

NOTES:

1. **Accounting policies**

The accounting policies adopted are consistent with those set out in the 2002 annual financial statements, except the Group has adopted the revised Statement of Standard Accounting Practice 12 "Income Taxes", which became effective on 1 January 2003. This change in accounting policy has given rise to a prior period adjustment with the 2002 figures restated accordingly. Certain comparative figures have been reclassified to conform to the current financial period's presentation.

2. **Segment information**

Turnover 2003 HK$million	Turnover 2002 HK$million	Operating profit 2003 HK$million	Operating profit 2002 HK$million

Government immediately launched a series of promotional programs for its Hong Kong-Macau route. The programs successfully enhanced the rebound of passenger traffic of the Hong Kong-Macau route with load factors improving gradually back to the pre-SARS level.

To capitalize on the rapidly growing passenger traffic in the Pearl River Delta ("PRD"), the shipping division will strategically expand its existing routes to cover new passenger ferry services between the Hong Kong International Airport ("HKIA") in Chek Lap Kok and several PRD destinations, including Macau and Shenzhen by late September 2003, to be shortly followed by Guangzhou. The new routes will enable the shipping division to capture a wider and more international traveler base. To enhance efficiency of this air-sea transit service, transit passengers at the cross-boundary passenger ferry terminal in HKIA will be conveniently relieved from Hong Kong customs and immigration formalities. This multi-modal transit arrangement will be a milestone in the Group's innovative efforts in establishing an international shipping network in the PRD.

Hospitality

The division recorded an operating loss of HK$3 million for the six months ended 30 June 2003, as compared to an operating profit of HK$4.1 million in the same period last year. In addition to the adverse impact from SARS, the operating loss of the Group's hospitality division was mainly attributable to the closure of the Greater China Club's clubhouse facilities upon expiry of its clubhouse tenancy agreement in March 2003. The Greater China Club continued to serve its members under the new clubhouse service arrangement with the Macau Jockey Club.

Due to the SARS outbreak, the total number of visitors to Macau decreased approximately 26% in the second quarter of 2003 compared with the same period last year. However, with SARS under control and with the introduction of tourism promotional campaign and support from the Macau SAR Government, an encouraging rebound in visitors to Macau has been recorded since mid-June 2003. To contain the impact from SARS, the management of the Group's associates in the hospitality sector, including Mandarin Oriental Macau, Westin Resort Macau and Macau Golf & Country Club, implemented stringent cost control measures and were pleased to report satisfactory profits despite the difficult environment during the period.

For the six months ended 30 June 2003, Mandarin Oriental Macau's average room rate and occupancy rate decreased by approximately 2.7% and 7.5%, respectively, compared with the corresponding period last year. Westin Resort Macau also recorded an approximately 11.7% decrease in average room rate but, with the introduction of pro-active marketing incentives, the hotel was able to achieve an approximately 1% increase in occupancy rate over the same period last year. The refurbishment program at Westin Resort Macau was fully completed in July 2003 to enhance comfort and enjoyment for hotel guests. Average room rate and occupancy rate of both hotels continued to improve significantly after June 2003.

Under the Group's professional management, Macau Tower Convention & Entertainment Centre ("Macau Tower") has grown into a prominent tourist landmark and a prime venue for major events, conventions and banquets in Macau and has attracted more than 1.5 million visitors since its opening at the end of 2001.

Property

The property division of the Group performed satisfactorily with an operating profit of HK$110.2 million during the period. The occupation permit for Liberté was obtained from the Building Department in August 2003. Residential units under Phase I and Phase II are scheduled for handover to homebuyers in the last quarter of 2003 and early 2004, respectively. The division will continue its efforts in marketing and selling the remaining units of Liberté and The Belcher's. Over 80% of the total saleable units for both projects were sold at the end of the period.

In order to strategically deploy the Group's resources and focus its business development in the PRD, the Group disposed of its entire 15% minority interest in a non-core property development, the City Center of Shanghai in PRC, for HK$342 million with a profit of HK$29.7 million.

In addition, the superstructure works of Phase II of the Group's Nova Taipa Gardens development in Macau will commence in the fourth quarter of 2003. In response to the growing demand for quality residential properties in Macau, Phase II of the development will comprise 13 luxurious residential towers with approximately 9,000-square-metre deluxe clubhouse facilities and landscaped gardens. Phase II is scheduled for completion in phases by 2008 with some of the blocks to be completed by mid-2005. Over 90% of Phase I's total saleable

By business segment:				
Shipping	**578.3**	698.6	**(28.3)**	96.6
Property	**1,941.1**	2,769.0	**110.2**	305.4
Hospitality	42.8	37.7	(3.0)	4.1
Investment and others	17.0	18.5	16.0	17.0
	2,579.2	3,523.8	94.9	423.1
Unallocated net expenses			(40.3)	(22.9)
			54.6	400.2
By geographical segment:				
Hong Kong	2,254.0	3,152.8	35.8	322.5
Macau	288.5	335.4	15.0	74.2
Others	36.7	35.6	3.8	3.5
	2,579.2	3,523.8	54.6	400.2

3. **Operating profit**

	2003 *HK$million*	2002 *HK$million*
After crediting:		
Interest income	11.5	15.8
Less: Amount capitalised in properties under development	(4.5)	(2.6)
	7.0	13.2
Rental income from investment properties	53.4	41.0
Less: Outgoings	(1.7)	(0.1)
	51.7	40.9
Dividends from unlisted investments	17.0	24.9
After charging:		
Cost of inventories	1,913.6	2,561.0
Staff costs	253.3	250.9
Amortisation and depreciation	73.8	75.8

4. **Finance costs**

	2003 *HK$million*	2002 *HK$million*
Total finance costs incurred	45.2	113.8
Less: Amount capitalised in properties under development	(19.0)	(66.1)
Total finance costs expensed during the period	26.2	47.7

5. **Net investment gain**

Net investment gain comprises profit on disposal of a subsidiary of HK$29.7 million (2002: profit on disposal of an associate of HK$177.8 million and impairment loss on investment of HK$100.0 million).

6. **Taxation**

Hong Kong profits tax is provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

	2003 *HK$million*	(Restated) 2002 *HK$million*
Company and subsidiaries		
Hong Kong profits tax	4.0	11.8
Overseas tax	(0.1)	1.3
Deferred tax	10.5	7.0
Associates		
Hong Kong profits tax	0.3	0.1
Overseas tax	0.1	0.2
Deferred tax	1.5	0.6
Joint ventures		
Hong Kong profits tax	2.2	—
	18.5	21.0

7. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$119.8 million (2002: HK$278.4 million, as restated) and the weighted average number of 1,942,433,910 shares (2002: 1,742,326,635 shares) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$119.8 million (2002: HK$304.2 million, as restated) and the weighted average number of 1,952,728,475 shares (2002: 1,949,941,113 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

BUSINESS REVIEW

Shipping

The Group's shipping division has continued to maintain its market leadership on the Hong Kong-Macau route for four consecutive decades. However, the outbreak of Severe Acute Respiratory Syndrome ("SARS") in late March 2003 adversely affected the passenger traffic in Hong Kong and other areas in the People's Republic of China ("PRC"). During the second quarter of 2003, total passengers carried by the shipping division decreased by approximately 35% as compared to the corresponding period last year. The division resulted in an operating loss of HK$28.3 million (2002: HK$96.6 million operating profit) for the six months ended 30 June 2003.

In view of the significant impact from SARS, the division took prompt remedies including rationalization of sailing schedules and vessel deployment in order to improve its load factor and contain operating costs. In late May 2003, once the World Health Organization lifted its travel advisories to Hong Kong and the Guangdong province, the division together with the support of the Macau SAR

The Group's property management division continued to expand and provide comprehensive services to a wide range of residential and commercial properties, including The Belcher's, The Westwood, Nova Taipa Gardens Phase I and Macau Tower. With the expected addition of Liberté in the fourth quarter of 2003, the property portfolio under the Group's management will cover more than 10 million square feet in Hong Kong and Macau.

Living Matters Company Limited, a wholly-owned subsidiary of the Group, which provides lifestyle concept services under the brand name of "Living Matters" was appointed the designer for on-site show flats of Liberté and facilitated the sale of remaining units.

PROSPECTS

In view of the rapid economic development in the PRD together with the recent relaxation of travel applications for Hong Kong and Macau by individual tourists from the PRC, it is expected that PRD tourism growth will continue to benefit the future development of the Group's existing core businesses. Since the opening up of gaming industry in 2002, there has been tremendous visitor growth in Macau which has also resulted in a significant increase in visitors' spending. According to Statistics and Census Service of Macau SAR Government, Macau's gross domestic product grew 9.5% year-on-year in 2002 and 15.9% in the first quarter of 2003, respectively. The Group is confident that the Macau economy will continue to expand in the coming years as a popular gaming, entertaining, resort and convention destination for leisure and business travelers.

With the cash inflow generated from property sales, gearing ratio of the Group decreased to 5.8% at the end of the period (December 2002: 14.7%). In view of the Group's sound financial position together with its expertise in the travel-related sector, the Group is well-poised to capture the robust tourism growth in the PRD and explore investment opportunities in the region, particularly in Macau, so as to complement the Group's core businesses. The Board will continue to focus on its shipping and hospitality businesses and expand its strategic network in the PRD.

FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The bank balances and deposits were HK$817 million at 30 June 2003 representing a slight decrease of HK$82 million from last year end date.

At 30 June 2003, total loan facilities and other financing available to the Grou amounted to HK$6,042 million, of which HK$4,613 million remained undrawn The facilities outstanding at the period end comprised HK$1,127 million i bank loans, HK$297 million in convertible guaranteed bonds and HK$5 millio in other loans. It is the Group's policy to secure adequate funding to match wit cash flows required for working capital and investing activities. The maturit profile of the Group's borrowings as at 30 June 2003 is set out below:

Maturity profile

Within 1 year	1-2 years	2-5 years	Total
8%	31%	61%	100%

Based on a net borrowings of HK$612 million at the period end, the Group gearing ratio was 5.8% (at 31 December 2002: 14.7%, as restated). The Grou will continue with its financial strategy of maintaining a prudent gearing rat and consider steps to reduce its finance costs.

Pledge of assets

At the period end, certain assets of the Group with an aggregate carrying val of HK$595 million (at 31 December 2002: HK$622 million) were pledged wi banks for loan facilities.

Contingent liabilities

There were no material contingent liabilities under the Group at the period en

Financial risk

The Group adopts a conservative policy in financial risk management with li exposure to foreign exchange and interest rate risks. It is the Group's policy r to engage in any speculative trading activity. The funds raised by the Group a on a floating rate basis except for the convertible guaranteed bonds, whi accounted for 22% of our Group's long-term borrowings. About 42% of t Group's outstanding borrowings is denominated in US dollars. The Grou principal operations are primarily conducted and recorded in Hong Kc dollars so that the exposure to foreign exchange fluctuations is minimal.

Human resources

The Group, including subsidiaries but excluding associates and join controlled entities, employed approximately 2,000 employees at the period e The Group adopts a competitive remuneration package for its employe Promotion and salary increments are assessed based on performance. So activities are organised to foster team spirit amongst staff. Staff are encoura to attend training classes that are related to the Group's businesses.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 J 2003 have been reviewed by the Audit Committee of the Company. At request of the directors, the Group's external auditors have carried out a rev of the unaudited interim financial statements in accordance with the Statem of Auditing Standard 700 issued by the Hong Kong Society of Accountan

PUBLICATION OF INTERIM REPORT ON THE EXCHANGE'S WEBSITE

The interim report of the Group containing all the information required paragraph 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listin Securities on The Stock Exchange of Hong Kong Limited will be publishe the Exchange's website in due course.

By order of the Boar
Stanley Ho
Group Executive Chair

Hong Kong, 18 September 2003

SHUN TAK



Shun Tak Holdings Limited

信德集團有限公司

Interim Report 2003 中期業績報告



Contents

2	Group Results
2	Interim Dividend
2	Business Review
6	Prospects
7	Financial Review
9	Condensed Consolidated Profit and Loss Account
10	Condensed Consolidated Balance Sheet
12	Condensed Consolidated Cash Flow Statement
13	Condensed Consolidated Statement of Changes in Equity
14	Notes to the Condensed Financial Statements
24	Disclosure of Interests
28	Purchase, Sale or Redemption of Listed Securities
28	Review by Audit Committee
28	Code of Best Practice

GROUP RESULTS

The Group's unaudited profit attributable to shareholders for the six months ended 30 June 2003 amounted to HK$119.8 million, a decrease of 57% as compared with the profit of HK$278.4 million for the corresponding period last year. Earnings per share were 6.2 HK cents (2002: 16.0 HK cents).

INTERIM DIVIDEND

The Board of Directors has declared an interim dividend of 1.5 HK cents per share (2002: 3.5 HK cents) in respect of the six months ended 30 June 2003, payable on 17 October 2003 to shareholders on record as at 10 October 2003.

The Register of Members will be closed from 8 October to 10 October 2003, both dates inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 7 October 2003.

BUSINESS REVIEW

Shipping

The Group's shipping division has continued to maintain its market leadership on the Hong Kong-Macau route for four consecutive decades. However, the outbreak of Severe Acute Respiratory Syndrome ("SARS") in late March 2003 adversely affected the passenger traffic in Hong Kong and other areas in the People's Republic of China ("PRC"). During the second quarter of 2003, total passengers carried by the shipping division decreased by approximately 35% as compared to the corresponding period last year. The division resulted in an operating loss of HK$28.3 million (2002: HK$96.6 million operating profit) for the six months ended 30 June 2003.

In view of the significant impact from SARS, the division took prompt remedies including rationalization of sailing schedules and vessel deployment in order to improve its load factor and contain operating costs. In late May 2003, once the World Health Organization lifted its travel advisories to Hong Kong and the Guangdong province, the division together with the support of the Macau SAR Government immediately launched a series of promotional programs for its Hong Kong-Macau route. The programs successfully enhanced the rebound of passenger traffic of the Hong Kong-Macau route with load factors improving gradually back to the pre-SARS level.

To capitalize on the rapidly growing passenger traffic in the Pearl River Delta ("PRD"), the shipping division will strategically expand its existing routes to cover new passenger ferry services between the Hong Kong International Airport ("HKIA") in Chek Lap Kok and several PRD destinations, including Macau and Shenzhen by late September 2003, to be shortly followed by Guangzhou. The new routes will enable the shipping division to capture a wider and more international traveler base. To enhance efficiency of this air-sea transit service, transit passengers at the cross-boundary passenger ferry terminal in HKIA will be conveniently relieved from Hong Kong customs and immigration formalities. This multi-modal transit arrangement will be a milestone in the Group's innovative efforts in establishing an international shipping network in the PRD.

Hospitality

The division recorded an operating loss of HK$3 million for the six months ended 30 June 2003, as compared to an operating profit of HK$4.1 million in the same period last year. In addition to the adverse impact from SARS, the operating loss of the Group's hospitality division was mainly attributable to the closure of the Greater China Club's clubhouse facilities upon expiry of its clubhouse tenancy agreement in March 2003. The Greater China Club continued to serve its members under the new clubhouse service arrangement with the Macau Jockey Club.

Due to the SARS outbreak, the total number of visitors to Macau decreased approximately 26% in the second quarter of 2003 compared with the same period last year. However, with SARS under control and with the introduction of tourism promotional campaign and support from the Macau SAR Government, an encouraging rebound in visitors to Macau has been recorded since mid-June 2003. To contain the impact from SARS, the management of the Group's associates in the hospitality sector, including Mandarin Oriental Macau, Westin Resort Macau and Macau Golf & Country Club, implemented stringent cost control measures and were pleased to report satisfactory profits despite the difficult environment during the period.

For the six months ended 30 June 2003, Mandarin Oriental Macau's average room rate and occupancy rate decreased by approximately 2.7% and 7.5%, respectively, compared with the corresponding period last year. Westin Resort Macau also recorded an approximately 11.7% decrease in average room rate but, with the introduction of pro-active marketing incentives, the hotel was able to achieve an approximately 1% increase in occupancy rate over the same period last year. The refurbishment program at Westin Resort Macau was fully completed in July 2003 to enhance comfort and enjoyment for hotel guests. Average room rate and occupancy rate of both hotels continued to improve significantly after June 2003.

Under the Group's professional management, Macau Tower Convention & Entertainment Centre ("Macau Tower") has grown into a prominent tourist landmark and a prime venue for major events, conventions and banquets in Macau and has attracted more than 1.5 million visitors since its opening at the end of 2001.

Property

The property division of the Group performed satisfactorily with an operating profit of HK$110.2 million during the period. The occupation permit for Liberté was obtained from the Building Department in August 2003. Residential units under Phase I and Phase II are scheduled for handover to homebuyers in the last quarter of 2003 and early 2004, respectively. The division will continue its efforts in marketing and selling the remaining units of Liberté and The Belcher's. Over 80% of the total saleable units for both projects were sold at the end of the period.

In order to strategically deploy the Group's resources and focus its business development in the PRD, the Group disposed of its entire 15% minority interest in a non-core property development, the City Center of Shanghai in PRC, for HK$342 million with a profit of HK$29.7 million.

In addition, the superstructure works of Phase II of the Group's Nova Taipa Gardens development in Macau will commence in the fourth quarter of 2003. In response to the growing demand for quality residential properties in Macau, Phase II of the development will comprise 13 luxurious residential towers with approximately 9,000-square-metre deluxe clubhouse facilities and landscaped gardens. Phase II is scheduled for completion in phases by 2008 with some of the blocks to be completed by mid-2005. Over 90% of Phase I's total saleable units were sold at the end of the period.

The Group's property management division continued to expand and provide comprehensive services to a wide range of residential and commercial properties, including The Belcher's, The Westwood, Nova Taipa Gardens Phase I and Macau Tower. With the expected addition of Liberté in the fourth quarter of 2003, the property portfolio under the Group's management will cover more than 10 million square feet in Hong Kong and Macau.

Living Matters Company Limited, a wholly-owned subsidiary of the Group, which provides lifestyle concept services under the brand name of "Living Matters" was appointed the designer for on-site show flats of Liberté and facilitated the sale of remaining units.

PROSPECTS

In view of the rapid economic development in the PRD together with the recent relaxation of travel applications for Hong Kong and Macau by individual tourists from the PRC, it is expected that PRD tourism growth will continue to benefit the future development of the Group's existing core businesses. Since the opening up of gaming industry in 2002, there has been tremendous visitor growth in Macau which has also resulted in a significant increase in visitors' spending. According to Statistics and Census Service of Macau SAR Government, Macau's gross domestic product grew 9.5% year-on-year in 2002 and 15.9% in the first quarter of 2003, respectively. The Group is confident that the Macau economy will continue to expand in the coming years as a popular gaming, entertaining, resort and convention destination for leisure and business travelers.

With the cash inflow generated from property sales, gearing ratio of the Group decreased to 5.8% at the end of the period (December 2002: 14.7%). In view of the Group's sound financial position together with its expertise in the travel-related sector, the Group is well-poised to capture the robust tourism growth in the PRD and explore investment opportunities in the region, particularly in Macau, so as to complement the Group's core businesses. The Board will continue to focus on its shipping and hospitality businesses and expand its strategic network in the PRD.



FINANCIAL REVIEW

Liquidity, financial resources and capital structure

The bank balances and deposits were HK$817 million at 30 June 2003, representing a slight decrease of HK$82 million from last year end date.

At 30 June 2003, total loan facilities and other financing available to the Group amounted to HK$6,042 million, of which HK$4,613 million remained undrawn. The facilities outstanding at the period end comprised HK$1,127 million in bank loans, HK$297 million in convertible guaranteed bonds and HK$5 million in other loans. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 30 June 2003 is set out below:

Maturity profile

Within 1 year	1-2 years	2-5 years	Total
8%	31%	61%	100%

Based on a net borrowings of HK$612 million at the period end, the Group's gearing ratio was 5.8% (at 31 December 2002: 14.7%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

Pledge of assets

At the period end, certain assets of the Group with an aggregate carrying value of HK$595 million (at 31 December 2002: HK$622 million) were pledged with banks for loan facilities.

Contingent liabilities

There were no material contingent liabilities under the Group at the period end.

Financial risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 22% of our Group's long-term borrowings. About 42% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,000 employees at the period end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.



CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June

	Note	**(Unaudited) 2003 (HK$'000)**	(Unaudited and restated) 2002 (HK$'000)
Turnover	2	**2,579,173**	3,523,823
Other revenues		**38,533**	31,431
Other income		**11,943**	10,129
		2,629,649	3,565,383
Cost of properties sold		**(1,777,730)**	(2,432,060)
Other operating costs		**(797,287)**	(733,158)
Operating profit	2, 3	**54,632**	400,165
Finance costs	4	**(26,193)**	(47,707)
Net investment gain	5	**29,671**	77,828
Share of results of associates		**14,229**	4,662
Share of results of jointly controlled entities		**(1,959)**	(11,962)
Profit before taxation		**70,380**	422,986
Taxation	6	**(18,517)**	(20,969)
Profit after taxation		**51,863**	402,017
Minority interests		**67,901**	(123,619)
Profit attributable to shareholders		**119,764**	278,398
Interim dividend	7	**29,137**	67,985
Earnings per share (HK cents)	8		
- basic		**6.2**	16.0
- diluted		**6.1**	15.6

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) At 30 June 2003 (HK$'000)	(Audited and restated) At 31 December 2002 (HK$'000)
Non-current assets			
Fixed assets	9	**4,232,977**	4,296,655
Associates		**579,912**	938,975
Joint ventures		**170,024**	73,014
Investments		**876,434**	994,859
Goodwill		**11,073**	—
Mortgage loans receivable		**1,610,119**	1,555,743
		7,480,539	7,859,246
Current assets			
Properties under development		**1,686,941**	2,093,629
Inventories		**2,282,453**	3,432,569
Sale proceeds of properties held by stakeholders		**614,396**	780,846
Trade & other debtors, deposits and prepayments	10	**396,502**	290,069
Taxation recoverable		**1,119**	1,585
Time deposits		**671,538**	809,510
Cash and bank balances		**145,496**	89,534
		5,798,445	7,497,742
Current liabilities			
Current portion of long-term borrowings		**109,932**	323,271
Trade & other creditors, deposits and accrued charges	10	**1,164,815**	1,731,909
Provision for employee benefits		**27,731**	28,700
Taxation payable		**50,012**	91,583
		1,352,490	2,175,463
Net current assets		**4,445,955**	5,322,279
Total assets less current liabilities		**11,926,494**	13,181,525

	Note	(Unaudited) At 30 June 2003 (HK$'000)	(Audited and restated) At 31 December 2002 (HK$'000)
Non-current liabilities			
Long-term borrowings		**1,319,256**	2,176,692
Provision for premium on redemption of convertible guaranteed bonds		**76,243**	69,239
Deferred tax		**53,950**	43,420
		1,449,449	2,289,351
Minority interests and loans		**4,198,920**	4,640,252
Net assets		**6,278,125**	6,251,922
Shareholders' equity			
Share capital	11	**485,608**	485,608
Reserves		**5,763,380**	5,698,329
Proposed dividends		**29,137**	67,985
		6,278,125	6,251,922

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June

	(Unaudited) 2003 (HK$'000)	(Unaudited) 2002 (HK$'000)
Net cash from operating activities	**1,132,168**	3,228,266
Net cash from/(used in) investing activities	**308,733**	(1,019,987)
Net cash used in financing activities	**(1,543,108)**	(1,429,835)
Net (decrease)/increase in cash and cash equivalents	**(102,207)**	778,444
Cash and cash equivalents at 1 January	**897,844**	587,354
Cash and cash equivalents at 30 June	**795,637**	1,365,798
Analysis of balances of cash and cash equivalents		
Time deposits	**671,538**	1,290,533
Cash and bank balances	**145,496**	75,265
	817,034	1,365,798
Time deposits with a maturity over 3 months	**(21,397)**	—
	795,637	1,365,798

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2003 (unaudited)

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)
At 1 January 2003									
- as originally stated	485,608	3,795,658	5,019	113,650	—	1,940	1,802,636	67,985	6,272,496
- effect of adopting SSAP 12 (revised)	—	—	—	—	—	—	(20,574)	—	(20,574)
- as restated	485,608	3,795,658	5,019	113,650	—	1,940	1,782,062	67,985	6,251,922
Released upon realisation of assets	—	—	—	(25,576)	—	—	—	—	(25,576)
Transfer (to)/from	—	—	—	21	—	—	(21)	—	—
Profit for the period	—	—	—	—	—	—	119,764	—	119,764
2002 final dividend	—	—	—	—	—	—	—	(67,985)	(67,985)
2003 interim dividend	—	—	—	—	—	—	(29,137)	29,137	—
At 30 June 2003	485,608	3,795,658	5,019	88,095	—	1,940	1,872,668	29,137	6,278,125

For the six months ended 30 June 2002 (unaudited)

	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Capital reserve account (HK$'000)	Investment property revaluation reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)
At 1 January 2002									
- as originally stated	388,486	3,510,565	5,019	130,302	8,758	4,389	1,567,695	46,618	5,661,832
- effect of adopting SSAP 12 (revised)	—	—	—	—	(3,834)	—	(16,046)	—	(19,880)
- as restated	388,486	3,510,565	5,019	130,302	4,924	4,389	1,551,649	46,618	5,641,952
Shares issued under the rights issue	97,122	—	—	—	—	—	—	—	97,122
Premium on shares issued under the rights issue	—	291,365	—	—	—	—	—	—	291,365
Expenses on issue of shares	—	(6,271)	—	—	—	—	—	—	(6,271)
Released upon realisation of assets	—	—	—	(23,588)	—	—	—	—	(23,588)
Profit for the period	—	—	—	—	—	—	278,398	—	278,398
2001 final dividend for the rights shares	—	—	—	—	—	—	(11,655)	11,655	—
2001 final dividend	—	—	—	—	—	—	—	(58,273)	(58,273)
2002 interim dividend	—	—	—	—	—	—	(67,985)	67,985	—
At 30 June 2002	485,608	3,795,659	5,019	106,714	4,924	4,389	1,750,407	67,985	6,220,705

NOTE 1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared in compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002, except for the adoption of SSAP 12 (revised) "Income taxes" which is effective for accounting periods commencing on or after 1 January 2003.

SSAP 12 (revised) requires full provision of deferred tax liabilities and full recognition of deferred tax assets for all temporary differences. Temporary differences are the differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases. In prior years, deferred taxation was provided for all material timing differences between the accounting and tax treatment of profit or loss, which were expected with reasonable probability to crystallise in the foreseeable future. The Group adopted this new accounting policy retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to the prior periods as disclosed in the Consolidated Statement of Changes in Equity. In addition, interests in associates and minority interests were decreased by HK$23,013,000 and HK$19,482,000 (at 31 December 2002: HK$21,523,000 and HK$25,509,000) respectively.

NOTE 2 SEGMENT INFORMATION

An analysis of the Group's turnover and operating profit by business and geographical segments is outlined below:

For the six months ended 30 June

	Turnover		Operating profit	
	2003	2002	**2003**	2002
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
By business segment:				
Shipping	**578,314**	698,585	**(28,256)**	96,647
Property	**1,941,115**	2,769,033	**110,231**	305,438
Hospitality	**42,753**	37,654	**(3,009)**	4,048
Investments and others	**16,991**	18,551	**15,967**	16,962
	2,579,173	3,523,823	**94,933**	423,095
Unallocated net expenses			**(40,301)**	(22,930)
			54,632	400,165
By geographical segment:				
Hong Kong	**2,253,939**	3,152,790	**35,777**	322,467
Macau	**288,529**	335,400	**14,997**	74,169
Others	**36,705**	35,633	**3,858**	3,529
	2,579,173	3,523,823	**54,632**	400,165

NOTE 3 OPERATING PROFIT

For the six months ended 30 June

	2003 (HK$'000)	2002 (HK$'000)
After crediting:		
Interest income	**11,512**	15,831
Less: Amount capitalised in properties under development	**(4,526)**	(2,635)
	6,986	13,196
Rental income from investment properties	**53,454**	40,996
Less: Outgoings	**(1,721)**	(107)
	51,733	40,889
Dividends from unlisted investments	**16,991**	24,949
After charging:		
Cost of inventories	**1,913,603**	2,561,026
Staff costs	**253,267**	250,910
Amortisation and depreciation	**73,769**	75,845

NOTE 4 FINANCE COSTS

For the six months ended 30 June

	2003 (HK$'000)	2002 (HK$'000)
Total finance costs incurred	**45,235**	113,793
Less: Amount capitalised in properties under development	**(19,042)**	(66,086)
Total finance costs expensed during the period	**26,193**	47,707

NOTE 5 NET INVESTMENT GAIN

Net investment gain comprises profit on disposal of a subsidiary of HK$29,671,000 (2002: profit on disposal of an associate of HK$177,828,000 and impairment loss on investment of HK$100,000,000).

NOTE 6 TAXATION

For the six months ended 30 June

	2003 (HK$'000)	(Restated) 2002 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	**4,035**	11,845
Overseas tax	**(135)**	1,264
Deferred tax	**10,530**	7,040
Associates		
Hong Kong profits tax	**349**	53
Overseas tax	**84**	213
Deferred tax	**1,490**	554
Joint ventures		
Hong Kong profits tax	**2,164**	—
	18,517	20,969

Hong Kong profits tax is provided for at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the period. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

NOTE 7 INTERIM DIVIDEND

For the six months ended 30 June

	2003 (HK$'000)	2002 (HK$'000)
Interim dividend of 1.5 HK cents on 1,942,433,910 shares (2002: 3.5 HK cents on 1,942,433,910 shares)	**29,137**	67,985

NOTE 8 EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$119,764,000 (2002: HK$278,398,000, as restated) and the weighted average number of 1,942,433,910 shares (2002: 1,742,326,635 shares) in issue during the period. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$119,764,000 (2002: HK$304,216,000, as restated) and the weighted average number of 1,952,728,475 shares (2002: 1,949,941,113 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of profit attributable to shareholders and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the six months ended 30 June

	Profit attributable to shareholders		**Weighted average number of shares**	
	2003 (HK$'000)	(Restated) 2002 (HK$'000)	**2003**	2002
Profit/number of shares for the purpose of basic earnings per share	**119,764**	278,398	**1,942,433,910**	1,742,326,635
Effect of dilutive potential ordinary shares:				
Share options	—	—	**10,294,565**	2,785,844
Convertible guaranteed bonds	—	25,818	—	204,828,634
Profit/number of shares for the purpose of diluted earnings per share	**119,764**	304,216	**1,952,728,475**	1,949,941,113

NOTE 9 FIXED ASSETS

During the period, additions to fixed assets mainly comprised properties of HK$26,193,000 (2002: properties of HK$147,492,000 and site development rights of HK$500,000,000), and net book value of fixed assets disposed of amounted to HK$15,287,000 (2002: HK$81,000).

NOTE 10 TRADE DEBTORS AND CREDITORS - AGEING ANALYSIS

The Group maintains defined credit policies on its trade debtors, dependent on market requirements and businesses which they operate. The ageing analysis of trade debtors is as follows:

	30 June 2003 (HK$'000)	31 December 2002 (HK$'000)
0 - 30 days	**108,459**	56,573
31 - 60 days	**16,308**	18,359
61 - 90 days	**3,440**	788
over 90 days	**37,117**	47,028
	165,324	122,748

The ageing analysis of trade creditors is as follows:

	30 June 2003 (HK$'000)	31 December 2002 (HK$'000)
0 - 30 days	**87,638**	173,853
31 - 60 days	**10,295**	3,956
61 - 90 days	**2,112**	735
over 90 days	**21,166**	37,885
	121,211	216,429

NOTE 11 SHARE CAPITAL

	Number of shares			
	30 June 2003	31 December 2002	**30 June 2003 (HK$'000)**	31 December 2002 (HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At beginning of the period	**4,000,000,000**	2,000,000,000	**1,000,000**	500,000
Increase in authorised share capital	**—**	2,000,000,000	**—**	500,000
At end of the period	**4,000,000,000**	4,000,000,000	**1,000,000**	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At beginning of the period	**1,942,433,910**	1,553,947,128	**485,608**	388,486
Shares issued under the rights issue	**—**	388,486,782	**—**	97,122
At end of the period	**1,942,433,910**	1,942,433,910	**485,608**	485,608

NOTE 12 CONVERTIBLE GUARANTEED BONDS

In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds which carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest.

During the period, the subsidiary repurchased the convertible guaranteed bonds with an aggregate principal amount of US$1.5 million (2002: US$30.25 million) for a consideration of HK$14,274,000 (2002: HK$271,329,000) and these bonds were then cancelled. The surplus arising from the repurchase and the subsequent cancellation of the bonds has been accounted for in the profit and loss account.

NOTE 13 PLEDGE OF ASSETS

At 30 June 2003, certain assets of the Group with aggregate carrying value of HK$594,801,000 (at 31 December 2002: HK$622,257,000) were pledged to secure bank loan facilities.

NOTE 14 COMMITMENTS

(a) Capital commitments

	30 June 2003 (HK$'000)	31 December 2002 (HK$'000)
Contracted but not provided for		
Capital expenditure	**36,033**	13,188
Capital contribution to a jointly control entity	**12,009**	—
	48,042	13,188
Authorised but not contracted for		
Capital expenditure	**11,809**	24,511

(b) At 30 June 2003, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$505,841,000 (at 31 December 2002: HK$687,122,000) out of which approximately HK$475,890,000 (at 31 December 2002: HK$657,171,000) was related to the jointly controlled assets.

NOTE 15 CONTINGENCIES

There have been no material changes in contingent liabilities of the Group since 31 December 2002.

NOTE 16 SIGNIFICANT RELATED PARTY TRANSACTIONS

For the six months ended 30 June

	2003 (HK$'000)	2002 (HK$'000)
Significant transactions with the Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM") Group		
Dividend received from STDM	**16,845**	18,331
Ship tickets sold to the STDM Group	**177,698**	171,118
Discount and commission paid to the STDM Group for sale of ship tickets	**14,820**	26,571
Management and incentive fees received from STDM for management of hotel and Macau Tower Convention & Entertainment Centre ("MTCEC")	**12,262**	11,796
Fuel purchased from the STDM Group in Macau for shipping operations	**38,168**	36,430
Income collected by the STDM Group for sale of ship tickets and related services in Macau	**113,041**	141,124
Amount reimbursed to the STDM Group for expenses incurred in respect of TurboJET operations in Macau	**60,835**	73,012
Amount reimbursed by STDM for expenses and resources shared by MTCEC	**12,845**	93,520
Gross operating revenue of MTCEC collected for STDM	**10,185**	32,512
Charter hire income received from the STDM Group	**20,176**	52,924

NOTE 16 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

For the six months ended 30 June

	2003 (HK$'000)	2002 (HK$'000)
Disposal of City Center of Shanghai to certain parties including a company in which Dr. Stanley Ho had beneficial interest	**342,000**	—
Significant transactions with China Travel Services (Hong Kong) Ltd. ("CTSHK")		
Commission paid to CTSHK for sale of ship tickets	**10,077**	12,431
Net income collected by CTSHK for sale of ship tickets and related services	**44,756**	68,882
Amount reimbursed by Shun Tak Shipping Co., Ltd., STDM and its associates for expenses and resources shared by them	**21,410**	28,742
Interest expenses paid to minority shareholders of a subsidiary	**13,231**	33,166
Sales commission paid to a minority shareholder of a subsidiary	**5,458**	8,123
Insurance premium paid to an associate	**20,403**	13,427
Construction cost paid to a joint venture	**179,550**	198,127



As at 30 June 2003, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) Interests of the directors in shares and underlying shares of the Company

		Ordinary Shares of HK$0.25 each			Approximate
Name of Director		**Personal Interests**	**Family Interests**	**Corporate Interests**	**Percentage of Interest**
Stanley Ho		240,517,502	6,144,725	36,285,523	14.57%
Sir Roger Lobo		—	—	—	—
Robert Kwan		—	—	—	—
Cheng Yu Tung		—	—	—	—
Mok Ho Yuen Wing, Louise		323,627	—	—	0.02%
Pansy Ho	i)	25,587,604	—	97,820,707	6.35%
Daisy Ho	ii)	24,801,811	—	97,820,707	6.31%
Ambrose So		10,406,250	—	—	0.54%
Patrick Huen		62,500	—	—	0.01%
Andrew Tse		2,325,000	—	—	0.12%
Anthony Chan		10,031,250	—	—	0.52%
Maisy Ho	iii)	3,130,435	—	23,066,918	1.35%

Notes:

i) The personal interest of Ms. Pansy Ho represents the interest in 12,555,806 shares and interest in 13,031,798 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

ii) The personal interest of Ms. Daisy Ho represents the interest in 11,562,252 shares and interest in 13,239,559 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

iii) The personal interest of Ms. Maisy Ho represents the interest in 3,130,435 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options".

All the interests disclosed above represent long position in the shares of the Company.

b) Interests of the directors in shares and underlying shares of subsidiaries of the Company

Name of Director	Name of Subsidiaries	Personal Interests	Corporate Interests	Approximate Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	—	4 ordinary shares	40.00%
	Stabilo Limited	560 ordinary shares	—	11.20%
Ambrose So	Stabilo Limited	72 ordinary shares	—	1.44%
Patrick Huen	Stabilo Limited	68 ordinary shares	—	1.36%
Andrew Tse	Stabilo Limited	68 ordinary shares	—	1.36%
Anthony Chan	Stabilo Limited	32 ordinary shares	—	0.64%

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Andrew Tse and Mr. Patrick Huen in trust for the Company or its subsidiaries.

c) Interests of directors in an associate

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Limited as his personal interest.

Save as disclosed in sections (a) to (c) above, none of the directors and chief executives had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations as at 30 June 2003.

d) Share options

As at 30 June 2003, details of share options granted to directors or employees under the old share option scheme (as hereinafter defined) of the Company were as follows:

Grantee	Date of Grant	Exercise/ Vesting Period	Exercise Price per Share	Number of Share Options As at 1 January 2003	As at 30 June 2003
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35	2,597,015	2,597,015
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	HK$3.35	2,804,776	2,804,776
	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	3,130,435	3,130,435
Aggregate total of employees	3 January 2000	3 January 2000 to 2 January 2005	HK$1.15	1,669,564	1,669,564

Notes:

i) The share option scheme of the Company adopted on 18 May 1993 (the old share option scheme) was terminated on 31 May 2002 and a new share option scheme was adopted on 31 May 2002. During the six months ended 30 June 2003, no options to subscribe for ordinary shares in the Company were granted or exercised, and 31,204,819 share options of Dr. Stanley Ho lapsed.

ii) Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

iii) Save as described above, as at 30 June 2003, none of the directors or their spouse or children under 18 years of age were granted or exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.

e) Substantial shareholders

As at 30 June 2003, the register of interests in shares or short positions kept under Section 336 of the SFO showed that, other than the interests of directors as set out above, the following shareholder was interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interest
Shun Tak Shipping Company, Limited and its subsidiaries	598,030,322	30.79%

Notes:

i) Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Company, Limited.

ii) All the interests disclosed above represent long position in the shares of the Company.

iii) Save as disclosed above, no other person had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 30 June 2003.



PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the period, the Group repurchased and cancelled certain of its convertible guaranteed bonds. Details of these are set out in note 12 to the condensed financial statements.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the six months ended 30 June 2003.

REVIEW BY AUDIT COMMITTEE

The unaudited interim financial statements for the six months ended 30 June 2003 have been reviewed by the Audit Committee of the Company. At the request of the directors, the Group's external auditors have carried out a review of the unaudited interim financial statements in accordance with the Statement of Auditing Standard 700 issued by the Hong Kong Society of Accountants.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 18 September 2003



目錄



2	集團業績
2	中期股息
2	業務回顧
6	業務前景
7	財務回顧
9	簡明綜合損益表
10	簡明綜合資產負債表
12	簡明綜合現金流量表
13	簡明綜合權益變動表
14	簡明財務報表附註
24	權益之披露
28	購買、出售或贖回上市證券
28	審核委員會之審閱
28	最佳應用守則

集團業績

截至二零零三年六月三十日止六個月內集團未經審核之股東應佔溢利為港幣一億一千九百八十萬元，較去年同期港幣二億七千八百四十萬元減少百分之五十七。每股盈利則為六點二港仙(二零零二年：十六港仙)。

中期股息

董事會已宣佈將於二零零三年十月十七日派發截至二零零三年六月三十日止六個月之中期股息每股一點五港仙(二零零二年：每股三點五港仙)予在二零零三年十月十日名列股東登記冊內之股東。

股份過戶登記手續將由二零零三年十月八日至十月十日(包括首尾兩日)暫停辦理。為合資格獲發中期股息，所有過戶文件連同相關股票必須於二零零三年十月七日下午四時前，交回本公司股份過戶登記處。

業務回顧

船務

集團船務部四十年來穩守來往香港與澳門航線的市場領導地位。然而，二零零三年三月下旬爆發的「非典型肺炎」(「非典」)嚴重影響香港及中華人民共和國(「中國」)其他地區的客運量。於二零零三年第二季內，船務部的總載客人次較去年同期下跌約百分之三十五。截至二零零三年六月三十日止六個月，船務部錄得經營虧損港幣二千八百三十萬元(二零零二年：經營溢利港幣九千六百六十萬元)。

在非典問題的嚴重影響下，船務部果斷地採納修正措施，包括重整調配船隻及航期，務求增加載客率及控制營運成本。當世界衛生組織於二零零三年五月下旬解除前往香港及廣東省的旅遊警告時，船務部得到澳門特區政府的協助，率先推出來往香港至澳門航線的一連串推廣計劃，成功促使來往香港至澳門航線的載客量回升，令載客率逐漸改善至非典前的水平。

為吸納珠江三角洲迅速增長的客運流量，船務部將於二零零三年九月下旬策略性地擴展現有航線，推出來往位於赤鱲角的香港國際機場及若干珠江三角洲熱點，包括澳門及深圳以及其後至廣州的新客運渡輪服務。新航線將有助船務部爭取更廣泛及國際化的旅客群。在位於香港國際機場內的跨境客運碼頭之中轉旅客毋須在香港辦理海關及入境手續，令海空過境服務更為方便順暢。這多模式過境安排將標誌本集團致力在珠江三角洲建立國際性船務網絡的一個重要里程碑。

酒店及消閒業務

於截至二零零三年六月三十日止六個月，酒店及消閒部錄得經營虧損港幣三百萬元，去年同期的經營溢利為港幣四百一十萬元。除了非典的負面影響外，集團的酒店及消閒部的經營虧損主因是由大中華會會所設施於二零零三年三月會所租約期滿而關閉所產生。大中華會透過與澳門賽馬會的新會所服務協議繼續為會員提供服務。

由於非典事件爆發，於二零零三年第二季內，前往澳門的總旅客人數較去年同期下跌約百分之二十六。然而，自非典受到控制後，加上推出旅遊推廣活動及得到澳門特區政府的支持，前往澳門的旅客人數自二零零三年六月中以來已錄得令人鼓舞的回升。為減輕非典之影響，集團從事酒店及消閒業務的聯營公司管理層，包括澳門文華東方酒店、澳門寰鼎（威斯登）度假酒店（「威斯登」）及澳門高爾夫球鄉村俱樂部，已實行嚴謹成本控制措施，並在此經營環境困難的期間內，仍錄取滿意溢利。

截至二零零三年六月三十日止六個月，澳門文華東方酒店較去年同期在平均房租及入住率分別錄得約百分之二點七及百分之七點五的跌幅。威斯登的平均房租亦回落約百分之十一點七，然而，威斯登憑積極推行市場推廣優惠，入住率較去年同期錄得約百分之一的增長。威斯登的翻新工程已於二零零三年七月全部竣工，令賓客倍感舒適享受。兩家酒店的平均房租及入住率自二零零三年六月以來持續有顯著改善。

澳門旅遊塔會展娛樂中心（「澳門塔」）在集團的專業管理下，已成為顯著的旅客遊覽熱點及澳門主要活動、會議及宴會的重點場地，自二零零一年年底開幕以來，已吸引逾一百五十萬名旅客。

地產

集團地產部表現令人滿意，期內錄得經營溢利港幣一億一千零二十萬元。昇悅居之入伙紙已於二零零三年八月從建築署取得。第一期及第二期的住宅單位亦將分別於二零零三年第四季及二零零四年初移交予買家。地產部將繼續推廣及銷售昇悅居及寶翠園的餘下單位。於期終時，兩項物業逾百分之八十之可出售單位總數已成功售出。

為了策略性地調配集團的資源及專注於珠江三角洲的業務發展，集團以作價港幣三億四千二百萬元全數出售其位於中國上海的非核心物業發展項目虹橋上海城的百分之十五少數股東權益，獲利港幣二千九百七十萬元。

此外，集團在澳門的濠景花園第二期發展將於二零零三年第四季展開上蓋工程。為了迎合澳門市場對優質住宅物業的殷切需求，第二期發展將包涵十三座豪華住宅大廈與面積達九千平方米的尊貴住宅會所設施及園林景色。預期第二期發展項目將分階段於二零零八年完成，若干住宅樓座將於二零零五年年中完成。截至期終時，逾百分之九十的濠景花園第一期可出售單位總數經已售出。

集團的物業管理部持續擴展物業管理組合，為包括寶翠園、西寶城、濠景花園第一期及澳門塔在內的不同類型的住宅及商業物業提供全面服務，預計於二零零三年第四季加入昇悦居後，集團物業部在香港及澳門管理的物業面積將逾一千萬平方呎。

集團全資附屬公司Living Matters Company Limited透過「Living Matters」(設計生活)品牌提供生活概念服務，並獲委任為昇悦居現場示範單位的設計師，以促進餘下單位的銷售活動。

業務前景

在珠江三角洲經濟蓬勃發展與及中國放寬個人旅客申請前往香港及澳門旅遊手續的推動下，將進一步刺激珠江三角洲的旅遊業增長，預期對本集團現有核心業務的未來發展持續有利。自澳門於二零零二年開放博彩業以來，澳門的旅客人數不斷增加，帶動旅客的消費額有可觀的增長。根據澳門特區政府的統計暨普查局資料，澳門的內部生產總值於二零零二年的年度增長為百分之九點五，而二零零三年首季的增長更達百分之十五點九。集團對澳門於來年的經濟繼續增長並成為消閒及商務旅客的博彩、娛樂、度假及會議熱點滿有信心。

集團的資本與負債比率因出售物業所得的現金收入，於期終時下降至百分之五點八（二零零二年十二月：百分之十四點七）。集團憑藉其良好的財務狀況及其與旅遊相關業務的專業經驗，勢能伺機把握珠江三角洲正蓬勃增長的旅遊業，並在區內，尤其是澳門，探索投資商機，以配合集團的核心業務。董事會將繼續專注船務，酒店及消閒核心業務的發展，並於珠江三角洲內擴展策略性網絡。



財務回顧

流動資金、財務資源及資本架構

於二零零三年六月三十日，銀行結餘及定期存款為港幣八億一千七百萬元，較去年年終輕微減少港幣八千二百萬元。

於二零零三年六月三十日，本集團的備用貸款及其他融資合共港幣六十億零四千二百萬元，其中港幣四十六億一千三百萬元尚未提用。於期終時尚未償還的貸款包括銀行貸款港幣十一億二千七百萬元、有擔保可換股債券港幣二億九千七百萬元及其他貸款港幣五百萬元。本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零三年六月三十日，本集團各項借貸的到期日如下：

到期組合

1年內	1-2年	2-5年	總額
8%	31%	61%	100%

根據期終時港幣六億一千二百萬元淨借貸額，本集團的資本與負債比率為百分之五點八(於二零零二年十二月三十一日：於重新列賬後為百分之十四點七)。本集團將繼續維持穩健的資本與負債比率為其財務策略，並會進一步減少其融資成本。

資產抵押

期終時，本集團以賬面總值港幣五億九千五百萬元(於二零零二年十二月三十一日：港幣六億二千二百萬元)的若干資產，作為銀行貸款之抵押品。

或然負債

期終時，本集團並無重大或然負債。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之外滙及利息風險甚低。本集團之政策乃不參與任何投機性買賣活動。除佔本集團長期借款百分之二十二之有擔保可換股債券外，本集團所籌得之資金是以浮息計算。本集團的尚未償還借貸中，有百分之四十二是以美元為單位。本集團的主要業務均以港幣交易及記賬，因此外滙波動風險極低。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司於期終時約有二千名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。



截至六月三十日止六個月

	附註	(未經審核) 二零零三年 (港幣千元)	(未經審核及重新列賬) 二零零二年 (港幣千元)
營業額	二	**2,579,173**	3,523,823
其他收益		**38,533**	31,431
其他收入		**11,943**	10,129
		2,629,649	3,565,383
出售物業之成本		**(1,777,730)**	(2,432,060)
其他經營成本		**(797,287)**	(733,158)
經營溢利	二、三	**54,632**	400,165
融資成本	四	**(26,193)**	(47,707)
投資收益淨額	五	**29,671**	77,828
所佔聯營公司業績		**14,229**	4,662
所佔共同控制企業業績		**(1,959)**	(11,962)
除税前溢利		**70,380**	422,986
税項	六	**(18,517)**	(20,969)
除税後溢利		**51,863**	402,017
少數股東權益		**67,901**	(123,619)
股東應佔溢利		**119,764**	278,398
中期股息	七	**29,137**	67,985
每股盈利(港仙)	八		
一基本		**6.2**	16.0
一攤薄後		**6.1**	15.6

簡明綜合資產負債表

	附註	（未經審核） 於二零零三年 六月三十日 （港幣千元）	（經審核及 重新列賬） 於二零零二年 十二月三十一日 （港幣千元）
非流動資產			
固定資產	九	**4,232,977**	4,296,655
聯營公司		**579,912**	938,975
合營投資		**170,024**	73,014
投資		**876,434**	994,859
商譽		**11,073**	—
應收按揭貸款		**1,610,119**	1,555,743
		7,480,539	7,859,246
流動資產			
發展中物業		**1,686,941**	2,093,629
存貨		**2,282,453**	3,432,569
代管人持有出售物業之款項		**614,396**	780,846
貿易及其他應收賬款、按金及預付款	十	**396,502**	290,069
可收回稅項		**1,119**	1,585
定期存款		**671,538**	809,510
現金及銀行結餘		**145,496**	89,534
		5,798,445	7,497,742
流動負債			
長期借貸之流動部分		**109,932**	323,271
貿易及其他應付賬款、按金及應計費用	十	**1,164,815**	1,731,909
僱員福利準備		**27,731**	28,700
應付稅項		**50,012**	91,583
		1,352,490	2,175,463
流動資產淨值		**4,445,955**	5,322,279
資產總值減流動負債		**11,926,494**	13,181,525

	附註	（未經審核） 於二零零三年 六月三十日 （港幣千元）	（經審核及 重新列賬） 於二零零二年 十二月三十一日 （港幣千元）
非流動負債			
長期借貸		**1,319,256**	2,176,692
贖回有擔保可換股債券			
之溢價準備		**76,243**	69,239
遞延税項		**53,950**	43,420
		1,449,449	2,289,351
少數股東權益及貸款		**4,198,920**	4,640,252
資產淨值		**6,278,125**	6,251,922
股東權益			
股本	十一	**485,608**	485,608
儲備		**5,763,380**	5,698,329
擬派股息		**29,137**	67,985
		6,278,125	6,251,922

簡明綜合現金流量表

截至六月三十日止六個月

	（未經審核） 二零零三年 （港幣千元）	（未經審核） 二零零二年 （港幣千元）
經營業務所得之現金淨額	**1,132,168**	3,228,266
投資業務所得／（使用）之現金淨額	**308,733**	(1,019,987)
融資活動使用之現金淨額	**(1,543,108)**	(1,429,835)
現金及等同現金之（減少）／增加淨額	**(102,207)**	778,444
一月一日之現金及等同現金	**897,844**	587,354
六月三十日之現金及等同現金	**795,637**	1,365,798
現金及等同現金之分析		
定期存款	**671,538**	1,290,533
現金及銀行結餘	**145,496**	75,265
	817,034	1,365,798
存款期超過三個月之定期存款	**(21,397)**	—
	795,637	1,365,798

截至二零零三年六月三十日止六個月(未經審核)

	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	資本儲備賬 (港幣千元)	投資物業重估價值儲備賬 (港幣千元)	滙兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總額 (港幣千元)
於二零零三年一月一日									
－原列賬	485,608	3,795,658	5,019	113,650	—	1,940	1,802,636	67,985	6,272,496
－採納會計實務準則									
第十二條(經修訂)之調整	—	—	—	—	—	—	(20,574)	—	(20,574)
－重新列賬	485,608	3,795,658	5,019	113,650	—	1,940	1,782,062	67,985	6,251,922
資產變現之減額	—	—	—	(25,576)	—	—	—	—	(25,576)
(轉出)/轉入	—	—	—	21	—	—	(21)	—	—
本期溢利	—	—	—	—	—	—	119,764	—	119,764
二零零二年末期股息	—	—	—	—	—	—	—	(67,985)	(67,985)
二零零三年中期股息	—	—	—	—	—	—	(29,137)	29,137	—
於二零零三年六月三十日	485,608	3,795,658	5,019	88,095	—	1,940	1,872,668	29,137	6,278,125

截至二零零二年六月三十日止六個月(未經審核)

	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	資本儲備賬 (港幣千元)	投資物業重估價值儲備賬 (港幣千元)	滙兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總額 (港幣千元)
於二零零二年一月一日									
－原列賬	388,486	3,510,565	5,019	130,302	8,758	4,389	1,567,695	46,618	5,661,832
－採納會計實務準則									
第十二條(經修訂)之調整	—	—	—	—	(3,834)	—	(16,046)	—	(19,880)
－重新列賬	388,486	3,510,565	5,019	130,302	4,924	4,389	1,551,649	46,618	5,641,952
以供股方式發行之股份	97,122	—	—	—	—	—	—	—	97,122
以供股方式									
發行之股份溢價	—	291,365	—	—	—	—	—	—	291,365
發行股份之費用	—	(6,271)	—	—	—	—	—	—	(6,271)
資產變現之減額	—	—	—	(23,588)	—	—	—	—	(23,588)
本期溢利	—	—	—	—	—	—	278,398	—	278,398
供股股份之									
二零零一年末期股息	—	—	—	—	—	—	(11,655)	11,655	—
二零零一年末期股息	—	—	—	—	—	—	—	(58,273)	(58,273)
二零零二年中期股息	—	—	—	—	—	—	(67,985)	67,985	—
於二零零二年六月三十日	485,608	3,795,659	5,019	106,714	4,924	4,389	1,750,407	67,985	6,220,705

附註一 編製基準及會計政策

本簡明綜合財務報表乃按香港會計師公會頒佈之會計實務準則第二十五條「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六而編製。

本集團編製中期財務報表所採用之會計政策及計算方法，與截至二零零二年十二月三十一日止年度之全年財務報表所採用者一致，惟已採納了於二零零三年一月一日或以後開始之會計期間生效的會計實務準則第十二條(經修訂)「所得稅」除外。

會計實務準則第十二條(經修訂)要求為所有暫時差異產生的遞延稅項負債作全面準備及遞延稅項資產作全面確認。暫時差異是指資產負債表內資產及負債的賬面值與稅基值的差異。在過往年度，損益在會計上與稅務上不同處理方法而產生的重大時差，若在可見將來相當可能實現稅項影響，便作出遞延稅項準備。本集團已追溯採用此新會計政策，故綜合權益變動表所列報的期初保留溢利及有關比較資料，已就過往期間所受影響的數額作出調整。同時，於聯營公司之權益及少數股東權益分別減少23,013,000港元及19,482,000港元(於二零零二年十二月三十一日：21,523,000港元及25,509,000港元)。

附註二 分類資料

按經營業務和地區劃分之集團營業額和經營溢利如下：

截至六月三十日止六個月

	營業額		經營溢利	
	二零零三年 (港幣千元)	二零零二年 (港幣千元)	**二零零三年 (港幣千元)**	二零零二年 (港幣千元)
按經營業務劃分：				
船務	**578,314**	698,585	**(28,256)**	96,647
地產	**1,941,115**	2,769,033	**110,231**	305,438
酒店及消閒	**42,753**	37,654	**(3,009)**	4,048
投資及其他	**16,991**	18,551	**15,967**	16,962
	2,579,173	3,523,823	**94,933**	423,095
未分配支出淨值			**(40,301)**	(22,930)
			54,632	400,165
按地區劃分：				
香港	**2,253,939**	3,152,790	**35,777**	322,467
澳門	**288,529**	335,400	**14,997**	74,169
其他	**36,705**	35,633	**3,858**	3,529
	2,579,173	3,523,823	**54,632**	400,165

附註三 經營溢利

截至六月三十日止六個月

	二零零三年 （港幣千元）	二零零二年 （港幣千元）
已計入：		
利息收入	**11,512**	15,831
減：於發展中物業撥作資產 成本化之數額	**(4,526)**	(2,635)
	6,986	13,196
投資物業之租金收入	**53,454**	40,996
減：支出	**(1,721)**	(107)
	51,733	40,889
來自非上市投資股息	**16,991**	24,949
已扣除：		
存貨成本	**1,913,603**	2,561,026
員工開支	**253,267**	250,910
攤銷及折舊	**73,769**	75,845

附註四 融資成本

截至六月三十日止六個月

	二零零三年 （港幣千元）	二零零二年 （港幣千元）
融資成本總額	**45,235**	113,793
減：於發展中物業撥作資產 成本化之數額	**(19,042)**	(66,086)
期內融資費用總額	**26,193**	47,707

附註五 投資收益淨額

投資收益淨額包括出售一家附屬公司獲取之盈利為29,671,000港元（二零零二年：出售一家聯營公司獲取之盈利為177,828,000港元及投資減值虧損為100,000,000港元）。

附註六 稅項

截至六月三十日止六個月

	二零零三年 （港幣千元）	（重新列賬） 二零零二年 （港幣千元）
公司及附屬公司		
香港利得稅	**4,035**	11,845
海外稅項	**(135)**	1,264
遞延稅項	**10,530**	7,040
聯營公司		
香港利得稅	**349**	53
海外稅項	**84**	213
遞延稅項	**1,490**	554
合營投資		
香港利得稅	**2,164**	—
	18,517	20,969

香港利得稅準備乃按期內估計應課稅溢利以稅率17.5%（二零零二年：16%）計算。海外稅項則根據有關司法權區適用之稅率計算。

附註七 中期股息

截至六月三十日止六個月

	二零零三年 （港幣千元）	二零零二年 （港幣千元）
中期股息：1,942,433,910股，每股派1.5港仙（二零零二年：1,942,433,910股，每股派3.5港仙）	**29,137**	67,985

附註八 每股盈利

每股基本盈利乃根據期內股東應佔溢利119,764,000港元(二零零二年:278,398,000港元,重新列賬)及於期內已發行股份之加權平均數1,942,433,910股(二零零二年:1,742,326,635股)計算。每股攤薄後盈利乃根據股東應佔溢利119,764,000港元(二零零二年:304,216,000港元,重新列賬)及就所有具攤薄潛力之普通股作出調整後的已發行股份之加權平均數1,952,728,475股(二零零二年:1,949,941,113股)計算。

用於計算每股基本盈利及每股攤薄後盈利之股東應佔溢利及股份之加權平均數計算如下:

截至六月三十日止六個月

	股東應佔溢利		股份之加權平均數	
		(重新列賬)		
	二零零三年	二零零二年	二零零三年	二零零二年
	(港幣千元)	(港幣千元)		
用於計算每股基本盈利之				
溢利/股份數目	**119,764**	278,398	**1,942,433,910**	1,742,326,635
具攤薄潛力之普通股之影響:				
購股權	**—**	—	**10,294,565**	2,785,844
有擔保可換股債券	**—**	25,818	**—**	204,828,634
用於計算每股攤薄後盈利之				
溢利/股份數目	**119,764**	304,216	**1,952,728,475**	1,949,941,113

附註九 固定資產

期內,增加的固定資產主要包括樓宇26,193,000港元(二零零二年:樓宇147,492,000港元及土地開發權500,000,000港元),而出售的固定資產賬面淨值為15,287,000港元(二零零二年:81,000港元)。

附註十 貿易應收及應付賬款－賬齡分析

本集團對客戶保持明確並合乎市場需要和客戶業務的信貸政策。貿易應收賬款之賬齡分析如下：

	二零零三年六月三十日（港幣千元）	二零零二年十二月三十一日（港幣千元）
零至三十日	**108,459**	56,573
三十一至六十日	**16,308**	18,359
六十一至九十日	**3,440**	788
超過九十日	**37,117**	47,028
	165,324	122,748

貿易應付賬款之賬齡分析如下：

	二零零三年六月三十日（港幣千元）	二零零二年十二月三十一日（港幣千元）
零至三十日	**87,638**	173,853
三十一至六十日	**10,295**	3,956
六十一至九十日	**2,112**	735
超過九十日	**21,166**	37,885
	121,211	216,429

附註十一 股本

	股份數目			
	二零零三年 六月三十日	二零零二年 十二月三十一日	二零零三年 六月三十日 （港幣千元）	二零零二年 十二月三十一日 （港幣千元）
法定股本				
每股面值0.25港元				
普通股				
於期初	**4,000,000,000**	2,000,000,000	**1,000,000**	500,000
增加法定股本	**—**	2,000,000,000	**—**	500,000
於期末	**4,000,000,000**	4,000,000,000	**1,000,000**	1,000,000
發行及已繳足股本				
每股面值0.25港元				
普通股				
於期初	**1,942,433,910**	1,553,947,128	**485,608**	388,486
以供股方式發行之股份	**—**	388,486,782	**—**	97,122
於期末	**1,942,433,910**	1,942,433,910	**485,608**	485,608

附註十二 有擔保可換股債券

一九九九年七月，一家附屬公司發行總值70,000,000美元以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。除非先前已被購回及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之132.5%加應計利息贖回。

期內，該附屬公司以14,274,000港元（二零零二年：271,329,000港元）購回合共面值1,500,000美元（二零零二年：30,250,000美元）之有擔保可換股債券，此等債券隨即註銷。購回及隨即註銷此等債券所產生之盈餘已於損益表內列賬。

附註十三 資產抵押

於二零零三年六月三十日，本集團以賬面總值594,801,000港元（於二零零二年十二月三十一日：622,257,000港元）的若干資產，作為銀行貸款之抵押品。

附註十四 承擔

(a) 資本承擔

	二零零三年 六月三十日 （港幣千元）	二零零二年 十二月三十一日 （港幣千元）
已簽約但未撥備		
資本性支出	**36,033**	13,188
共同控制企業資本注資	**12,009**	—
	48,042	13,188
已批准但未簽約		
資本性支出	**11,809**	24,511

(b) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於二零零三年六月三十日未撥備之工程承擔總值約505,841,000港元（於二零零二年十二月三十一日：687,122,000港元），其中約475,890,000港元（於二零零二年十二月三十一日：657,171,000港元）與共同控制資產有關。

附註十五 或然負債

自二零零二年十二月三十一日起，本集團之或然負債並未有重大變更。

附註十六 與關連人士之重大交易

截至六月三十日止六個月

	二零零三年 (港幣千元)	二零零二年 (港幣千元)
與澳門旅遊娛樂有限公司(澳門娛樂)集團之重大交易		
收取澳門娛樂股息	**16,845**	18,331
售予澳門娛樂集團船票	**177,698**	171,118
就出售船票而付予澳門娛樂集團的折扣及佣金	**14,820**	26,571
就管理酒店及澳門旅遊塔會展娛樂中心(澳門塔)向澳門娛樂收取的管理費及獎金	**12,262**	11,796
就澳門船務向澳門娛樂集團購入燃料	**38,168**	36,430
澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的收入	**113,041**	141,124
就澳門船務業務向澳門娛樂集團償還的開支	**60,835**	73,012
澳門娛樂償還予本集團有關澳門塔分享的資源及承擔的開支	**12,845**	93,520
代澳門娛樂收取澳門塔之總經營收益	**10,185**	32,512
收取澳門娛樂集團之船舶租金收益	**20,176**	52,924

附註十六 與關連人士之重大交易（續）

截至六月三十日止六個月

	二零零三年（港幣千元）	二零零二年（港幣千元）
出售虹橋上海城予若干人士（其中包括何鴻燊博士擁有實益權益的公司）	**342,000**	—
與香港中國旅行社有限公司（香港中旅）之重大交易		
就出售船票而付予香港中旅的佣金	**10,077**	12,431
香港中旅代本集團收取銷售船票及提供有關服務的淨收入	**44,756**	68,882
信德船務有限公司、澳門娛樂及其聯營公司償還該等公司分享的資源及承擔的開支	**21,410**	28,742
付予一家附屬公司少數股東之利息支出	**13,231**	33,166
付予一家附屬公司少數股東之銷售佣金	**5,458**	8,123
付予一家聯營公司之保險費	**20,403**	13,427
付予一家合營投資之建築成本	**179,550**	198,127



於二零零三年六月三十日，本公司董事於本公司或其任何聯繫法團(定義見證券及期貨條例)的股份、相關股份及債券中擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據上市公司董事證券交易標準守則須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

		每股面值0.25港元普通股			概約權益
董事姓名		個人權益	家族權益	公司權益	百分比
何鴻燊		240,517,502	6,144,725	36,285,523	14.57%
羅保爵士		—	—	—	—
關超然		—	—	—	—
鄭裕彤		—	—	—	—
莫何婉穎		323,627	—	—	0.02%
何超瓊	i)	25,587,604	—	97,820,707	6.35%
何超鳳	ii)	24,801,811	—	97,820,707	6.31%
蘇樹輝		10,406,250	—	—	0.54%
禤永明		62,500	—	—	0.01%
謝天賜		2,325,000	—	—	0.12%
陳偉能		10,031,250	—	—	0.52%
何超蕸	iii)	3,130,435	—	23,066,918	1.35%

附註：

i) 何超瓊女士的個人權益代表12,555,806股股份及獲授本公司購股權之13,031,798股相關股份之權益。詳情載於(d)段「購股權」。

ii) 何超鳳女士的個人權益代表11,562,252股股份及獲授本公司購股權之13,239,559股相關股份之權益。詳情載於(d)段「購股權」。

iii) 何超蕸女士的個人權益代表獲授本公司購股權之3,130,435股相關股份之權益。詳情載於(d)段「購股權」。

以上所有披露之權益皆代表本公司的好倉股份。

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	個人權益	公司權益	概約權益百分比
何鴻燊	信德文化廣場有限公司	—	普通股4股	40.00%
	Stabilo Limited	普通股560股	—	11.20%
蘇樹輝	Stabilo Limited	普通股72股	—	1.44%
禤永明	Stabilo Limited	普通股68股	—	1.36%
謝天賜	Stabilo Limited	普通股68股	—	1.36%
陳偉能	Stabilo Limited	普通股32股	—	0.64%

附註： 何超瓊女士、何超鳳女士、蘇樹輝博士、謝天賜先生及禤永明先生受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) 董事於聯營公司之權益

何鴻燊博士擁有南耀有限公司普通股1股(即百分之十權益)作為其個人權益。

除以上(a)段至(c)段所披露者外，於二零零三年六月三十日，本公司並無董事或主要行政人員擁有本公司或其有聯繫法團的任何股份、相關股份或債券的任何權益或淡倉。

d) 購股權

於二零零三年六月三十日，根據本公司的舊購股權計劃(如下詳述)，授予董事及僱員之購股權詳情如下：

承授人	授出日期	行使期／有效期	每股股份之行使價	購股權數目 於二零零三年一月一日	購股權數目 於二零零三年六月三十日
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,597,015	2,597,015
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.35港元	2,804,776	2,804,776
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	3,130,435	3,130,435
僱員的總數	二零零零年一月三日	二零零零年一月三日至二零零五年一月二日	1.15港元	1,669,564	1,669,564

附註：

i) *於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(舊購股權計劃)已被終止，並採納新購股權計劃。截至二零零三年六月三十日止六個月內，並無授出或行使任何可認購本公司普通股的購股權，同時何鴻燊博士持有的31,204,819股購股權逾期失效。*

ii) *授予董事及員工認購本公司股票的購股權，於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值貸入，所得淨款項高於貸入股本的餘額則貸入股份溢價賬。*

iii) *除以上所披露者外，於二零零三年六月三十日，董事或其配偶或十八歲以下子女概無獲授或行使任何權利以認購本公司或其有聯繫法團的股本或債務證券。*

e) 主要股東

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零三年六月三十日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	每股面值 0.25港元普通股	概約權益 百分比
信德船務有限公司及 其附屬公司	598,030,322	30.79%

附註：

i) 何鴻燊博士、鄭裕彤博士及莫何婉穎女士實益擁有信德船務有限公司之權益。

ii) 以上所有披露之權益皆代表本公司的好倉股份。

iii) 除以上所披露者外，於二零零三年六月三十日，並無其他人擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。



購買、出售或贖回上市證券

期內，本集團購回及隨即註銷部分有擔保可換股債券。詳細資料概列於簡明財務報表附註第十二項內。

除以上所披露者外，截至二零零三年六月三十日止六個月內，本公司及其附屬公司並無購買、出售或贖回本公司任何上市證券。

審核委員會之審閱

截至二零零三年六月三十日止六個月的未經審核中期財務報表，已經由本公司審核委員會審閱。本集團的獨立核數師應董事會的要求，已按照香港會計師公會頒佈的核數準則700，對未經審核中期財務報表進行審閱。

最佳應用守則

據董事所知並無任何資料可合理地顯示本公司於本中期報告所述之任何時間內未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

承董事會命
何鴻燊
集團行政主席

香港，二零零三年九月十八日





Shun Tak Holdings Limited
Penthouse, 39th Floor, West Tower
Shun Tak Centre, 200 Connaught Road Central
Hong Kong

信德集團有限公司
香港中環干諾道中二百號信德中心西座三十九字頂樓